ZION OIL & GAS INITIAL PUBLIC OFFERING OPENS

$14 million best efforts offering by Network 1 Financial Securities, Inc.

DALLAS, TX, September 27, 2006 -- John Brown, Founder and Chairman of Zion Oil & Gas, Inc., announced today that the initial public offering of a minimum of 350,000 shares up to a maximum of 2,000,000 shares of Zion's common stock at $7.00 per share has been declared effective by the SEC. The offering is being placed through Network 1 Financial Securities, Inc. and other selected NASD broker-dealers on a best efforts basis. Zion has been conditionally approved for listing of its common stock on the American Stock Exchange subject to timely completion of the minimum offering of $2,450,000. On listing, Zion's ticker symbol will be ZN. More information about the offering is available at http://www.zionoil.com/ipo.

Zion Oil & Gas, a U.S. and Israeli-based Delaware corporation, explores for oil and gas in Israel on its Ma'anit-Joseph License and Asher Permit areas covering approximately 219,000 acres located onshore between Tel Aviv and Haifa. During 2005 Zion drilled an exploratory well to 15,842 feet on its License area with "encouraging, but inconclusive, results." Zion has found what appears to be a discovery of both oil and gas in a number of different zones, over a 2,100-foot interval between 12,500 and 14,600 feet deep. Net proceeds of this offering will be principally used for a completion attempt on this well and, if the maximum offering is successfully completed, to drill an appraisal well nearby. In the event of commercial production, following recoupment of certain exploratory costs, Zion intends to donate 6% of its gross revenues to two charitable trusts to be established by Zion, in Israel and the U.S.

The securities are offered by the Prospectus only within any State in which the securities may be sold, and this announcement is neither an offer to sell nor a solicitation of any offer to buy.

FORWARD LOOKING STATEMENTS: Statements in this press release that are not historical fact, including statements regarding the closing of the offering, the timing and results thereof, Zion's planned operations, potential results thereof and plans contingent thereon, are forward-looking statements as defined in the "Safe Harbor'' provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in the Prospectus and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Accordingly, Zion can give no assurance that the expectations reflected in these statements will prove to be correct. Zion assumes no responsibility to update these statements.

NOTICE: Zion Oil & Gas, Inc, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas, Inc., at www.zionoil.com.